June 3, 2025

Terrence M. Tierney
President
Polomar Health Services, Inc.
10940 Wilshire Blvd.
Suite 1500
Los Angeles, CA 90024

       Re: Polomar Health Services, Inc.
           Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024
           Response dated May 22, 2025
           File No. 000-56555
Dear Terrence M. Tierney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology